UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Richard B. Goodman, Esq.

General Counsel

P&F Industries, Inc.

445 Broadhollow Road, Suite 100

Melville, New York 11747

(631) 694-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 692830508

1.	Names of Reporting Persons Richard Horowitz SS #

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 568,504 shares of Class A Common Stock

	8.	Shared Voting Power 660,200 shares of Class A Common Stock

	9.	Sole Dispositive Power 568,504 shares of Class A Common Stock

	10.	Shared Dispositive Power 660,200 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,704 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2% of outstanding Class A Common Stock

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 692830508

1.	Names of Reporting Persons Estate of Linda Horowitz 13-7391461

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Class A Common Stock

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0 shares of Class A Common Stock

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% of outstanding Class A Common Stock

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 692830508

1.	Names of Reporting Persons The Article FOURTH Trust u/w/o Linda Horowitz 13-7548560

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 660,200 shares of Class A Common Stock

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 660,200 shares of Class A Common Stock

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,200 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2% of outstanding Class A Common Stock

14.	Type of Reporting Person (See Instructions) OO

Introductory Note:

This Amendment No. 2 (“Amendment No. 2”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz and Linda Horowitz, as amended by Amendment No. 1 filed jointly by Richard Horowitz, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz on May 23, 2007 (such Statement on Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).

Amendment No. 2 is being filed to reflect that the Estate is no longer a member of the group filing this Schedule 13D and to reflect the expiration of certain options to purchase shares of the Class A Common Stock (the “Common Stock”) of P&F Industries, Inc. (the “Company”) owned by Richard Horowitz and certain transactions by Mr. Horowitz, each as set forth below.

Item 2.	Identity and Background
Item 2 is amended insofar as necessary to indicate that the Estate is no longer a member of the group filing this Schedule 13D and to delete all other references to the Estate.

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On May 23, 2007, Richard Horowitz exercised options to purchase 30,000 shares of the Common Stock at an exercise price of $5.19 per share.  All of such options were exercised on such date by written notice and payments to the Company pursuant to the terms of the Company’s 1992 Stock Option Plan (“1992 Plan”) and Mr. Horowitz’s option agreement relating to such options.  Mr. Horowitz tendered 3,197 shares of Class A Common Stock to the Company as partial payment of the exercise price and paid the balance of such exercise price with personal funds, in accordance with the terms of the 1992 Plan and such option agreement.

On July 9, 2007, Mr. Horowitz exercised options to purchase 66,664 shares of the Common Stock at an exercise price of $6.60 per share. All of such options were exercised on such date by written notice and payments to the Company pursuant to the terms of the Company’s 2002 Stock Incentive Plan (the “2002 Plan”) and Mr. Horowitz’s option agreement relating to such options.  Mr. Horowitz tendered 39,215 shares of Common Stock to the Company as full payment of the exercise price in accordance with the terms of the 2002 Plan and such agreement.

On March 25, 2008, ten-year options to purchase 138,500 shares, which were granted to Richard Horowitz in March 1998, expired under the terms of the 1992 Plan.  There was no consideration paid relating to such expiration.

Item 5.	Interest in Securities of the Issuer
The information contained in Item 5 of Schedule 13D is hereby amended by replacing the first paragraph thereof with the following paragraph in its entirety:

(a), (b) and (d) The responses of each reporting person to Rows (7) through (13) of the cover page of this Schedule 13D amendment are incorporated herein by reference.  Included in the shares of Class A Common Stock beneficially owned by Mr. Horowitz are 179,263 shares issuable upon the exercise of stock options within 60 days of the filing of Amendment No. 2 and 660,200 shares owned by The Article FOURTH Trust u/w/o Linda Horowitz.  Mr. Horowitz has shared voting power and shared dispositive power over the 660,200 shares owned by The Article FOURTH Trust u/w/o Linda Horowitz with Dennis Kalick, the co-trustee of such Trust.

Item 7.	Material to be Filed as Exhibits
Joint Filing Agreement among Richard Horowitz, the Estate of Linda Horowitz and The Article FOURTH Trust u/w/o Linda Horowitz.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2007

/s/ Richard Horowitz
Richard Horowitz

ESTATE OF LINDA HOROWITZ

	By:	/s/ Richard Horowitz, as Executor
Richard Horowitz, as Executor of the Estate of Linda Horowitz

THE ARTICLE FOURTH TRUST U/W/O LINDA HOROWITZ

	By:	/s/ Richard Horowitz, as Co-Trustee
Richard Horowitz, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz

	By:	/s/ Dennis Kalick, as Co-Trustee
Dennis Kalick, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz